

Mail Stop 3720

October 27, 2006

VIA U.S. MAIL AND FAX (212) 598-3242
Mr. Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

> **Re: Leucadia National Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **Form 10-K/A for Fiscal Year Ended December 31, 2005**
> **Filed March 24, 2006**
> **Form 10-Q for the Quarter Ended June 30, 2006**
> **Filed August 9, 2006**
> **File No. 1-5721**

Dear Mr. Orlando:

We have reviewed your supplemental response letter dated September 29, 2006, as well as your filings and have the following comments. As noted in our comment letter dated September 15, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2005

1. We understand that you plan to amend your Form 10-K to comply with our prior comments 1, 2 and 3.   Please note our further comments below.

Parent Company Liquidity, page 30

2. Please refer to prior comments 1 and 2. Tell us why you consider certain non-current investments to be "readily available" to meet your liquidity needs. Include in your response what you mean by "readily available." Also, tell us the reason for the separate liquidity discussions of you and your parent.

3. We note that the Level 3 common stock is subject to a transfer restriction that limits the number of shares the Company can sell on any given day until May 22, 2006. However,

we note that you sold all the shares during the first quarter of 2006. Please tell us when and how the restrictions were removed.

Consolidated Liquidity, page 32

4. Refer to your response to prior comments 3, 4, and 5.

    - It is unclear to us how a "decrease in the size of the Company's trading portfolio" impacted your cash flows since all related notes to the financial statements on pages F-22 and F-32 indicate that it is not material. Please advise or revise.

    - Please tell us why the increased cash flow was due to the plastics manufacturing segment's "increased revenues" instead of operating income.

    - Please separately caption proceeds from the SBC funding of WilTel's investing activities.

    - In 2005, you attributed the reduction of long-term debt to a "repayment of $442,500 of debt of operations sold." We note that the 2004 balance of non-current liabilities of discontinued operations was $669 million. Please tell us where the balance of the non-current liabilities is reflected in the statement of cash flows.

Consolidated Balance Sheets, page F-3

5. Please refer to prior comment 6. Please confirm to us that the inventory costs included in your cost of sales are not material. Otherwise, disclose your accounting policy for inventories.

Note 5. Discontinued Operations, page F-19

6. Please refer to prior comments 8 and 9. Based on your textual disclosures, it is unclear to us how you calculated the gain from discontinued operations which was material to your income statement. As required in paragraph 47(a) of SFAS 144, and further explained in paragraph B119, please separately present the carrying amount of the major classes of assets and liabilities included as part of a disposal group in the financial statements that cover the period in which it is sold and disclose the related proceeds and/or consideration. Additionally, please disclose parenthetically the related income taxes attributed to the income and gain from discontinued operations.

7. Please refer to prior comments 11 and 12.

- It is unclear to us how the WilTel facility was accounted for in the balance sheet. If it is currently for sale, tell us why it is not reported separately as an asset held for sale. Refer to paragraphs 30 and 46 of FAS 144.

- Tell us your consideration of paragraphs 30(e) and B76 of FAS 144 in determining the carrying amount of the WilTel facility.

Note 7. Trade, Notes and Other Receivables, Net, page F-26

8. Please refer to prior comment 15. Tell us why it is appropriate to present the $236 million settlement in continuing operations. Also, please confirm to us that the revenues from SBC's minimum purchase commitment are included in discontinued operations. If not, tell us why it is appropriate to present these revenues in continuing operations.

Note 16. Income Taxes, page F-34

9. Refer to your disclosure in the Form 10-Q for the fiscal quarter ended June 30, 2005 in which you stated that your estimate of future taxable income … "incorporated the assumptions used by WilTel for its impairment analysis (updated for the new SBC agreements)… If the Company realizes … its ability to generate future taxable income necessary to realize a portion of the deferred tax asset is materially reduced, additions to the valuation allowance could be recorded."

   - Considering that a significant portion of your tax projections appeared to have been premised on income streams from WilTel, please tell us if your conclusions changed following the sale of WilTel and whether additional valuation allowances were warranted as of the 2005 balance sheet date and the interim periods thereafter. If not, tell us why.

   - If you utilized some portion of your deferred tax asset in 2005 to offset taxable income arising from WilTel's SBC arrangements, tell us why you did not allocate some portion of the tax benefit (from the reversal of the valuation allowance) towards income from discontinued operations.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

Note 10, page 11

10. Please refer to prior comment 27. Tell us the nature and significant terms of the underlying insurance contracts for which you pay variable insurance premiums as they relate to the WilTel defined benefit pension plan. Refer to paragraphs 5 and 7 of SFAS 88.

*   *   *   *

Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director